Exhibit 99.B(p)(7)

Brickwood
ASSET MANAGEMENT

JANUARY 2025

Code of Ethics

Code of Ethics

Table of Contents

1. Introduction	2

2. Standards of Business Conduct	2

3. Violations	2

4. Staff Activities	3

5. Staff Personal Trading	3

6. Gifts	6

7. Outside Business Activities	7

8. Anti-Bribery	8

Code of Ethics

Introduction

The Code of Ethics, in conjunction with the Compliance Manual, sets forth policies and procedures to assist the Access Persons of Brickwood Asset Management LLP (“Brickwood” or the “Firm”) in complying with their fiduciary duty to the Firm’s clients.

An Access Person is defined as any supervised person of the Firm who:

•	has access to non-public information regarding clients’ purchase or sale of securities or

•	is involved in making securities decisions or recommendations to clients or has access to such decisions and recommendations that are not public.

The Firm takes the position that all staff involved in the day to day business of the Firm are Access Persons.

The Code of Ethics sets out the standards of conduct expected of the Firm’s staff and details policies and procedures addressing certain potential conflicts of interest.

Staff are responsible for reading, understanding and consenting to comply with the Code of Ethics. Any questions regarding the policies set out below should be directed to the Compliance Officer (also known as the Chief Compliance Officer).

Brickwood requires each member of staff to provide written acknowledgement of receipt of the Code of Ethics upon joining the Firm and annually thereafter. An additional acknowledgement may be required upon material amendments to the Firm’s policies and procedures.

The importance of compliance with this Code of Ethics cannot be overemphasized. Failure to comply may result in fines, censures and other sanctions against Brickwood and/or staff of the Firm. A member of staff found not to be in compliance with the Code of Ethics will be subject to disciplinary measures up to and including termination.

Any staff member who has or obtains knowledge of information that constitutes a violation of the Code of Ethics must promptly notify the Compliance Officer. The Firm discloses certain aspects of its Code of Ethics on the Form ADV.

Standards of Business Conduct

Brickwood is a “fiduciary” to the Firm’s clients and has a fundamental obligation to act in their best interests. Staff should not engage in any activity that may represent a conflict of interest to any client and are expected to take reasonable steps to fulfil the Firm’s fiduciary obligation on an ongoing basis.

Violations

Staff are required to follow the policies of the Firm and all applicable federal securities laws. Violations of the Code of Ethics, the Compliance Manual, or securities regulations must be promptly reported to the Compliance Officer. Violations may result in severe penalties to the Firm and the individuals involved, including potential civil or criminal penalties.

Code of Ethics

Staff Activities

To fulfil the Firm’s regulatory obligations the Firm must fully understand any activities of its staff that might give rise to a conflict or a potential conflict with the Firm’s clients. To that end, Brickwood has established policies and procedures regarding the following activities:

•	Staff personal trading;

•	Gifts and entertainment;

•	Outside business activities; and

•	Political contributions.

All activities of the Compliance Officer that require preclearance will be approved by Claudia Ripley, CEO.

Staff Personal Trading

This Policy covers all accounts holding reportable securities in which a staff member has a direct or indirect beneficial ownership and includes any accounts maintained by of for:

•	The staff member’s spouse or domestic partner (unless a valid separation/divorce decree has been obtained);

•	The staff member’s immediate family1 members living in the staff member’s household;

•	Any person to whom the staff member contributes material financial support; and

•	Any individual or entity for which the staff member exercises a controlling interest or discretionary investment authority.

A staff member is deemed to have beneficial ownership if the staff member has or shares a direct or indirect opportunity to profit or share in any profit derived from the account.

Together the accounts referred to above are considered “covered accounts”.

REPORTABLE SECURITIES

The term reportable securities includes all traditionally traded instruments as defined in Section 202(a)(18) of the Advisers Act, except:

•	Direct obligations of the U.S., such as treasury securities;

•	Bankers’ acceptances, bank certificates of deposit, commercial paper, and high-quality short-term debt obligations, including repurchase agreements;

•	Shares issued by money market funds;

•	Shares of open-end funds or collective investment schemes that are not affiliated, advised or sub-advised by the Firm; and

•	Shares issued by unit investment trusts that are invested exclusively in one or more open-end funds, none of which are advised or sub-advised by the Firm.

The SEC has taken the position that Exchange Traded Funds are reportable securities and as such must be reported pursuant to these procedures.

Immediate family includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law and shall include adoptive relationships.

Code of Ethics

PRE-APPROVAL REQUIREMENTS

Staff must obtain pre-approval from the Compliance Officer prior to undertaking any transactions in any reportable securities, including initial public offerings.

Staff members must also obtain pre-approval to participate in any limited offering or private investment.

It is the Firms’ policy that requests by Partners and fund managers of Brickwood to deal in direct reportable securities will not be approved. They are allowed to sell any existing holdings in reportable securities. The exception to this rule is that partners are allowed to request permission to deal in any open-ended fund managed by Brickwood.

In all transactions involving securities exempt from pre-approval, staff should conform to the spirit of the Code of Ethics and avoid any activity which might appear to conflict with the interests of the Firm or its clients.

Trade requests must contain the following:

•	Financial instrument;

•	Buy or sell request; and

•	Approximate trade volume or value of transaction.

The requested transaction must be executed within 24 hours of the approval. The Compliance Officer maintains all requests and approvals on file.

Staff are discouraged from frequent or excessive trading or trading in highly speculative securities or other instruments. Such trading activities are more likely to give rise to conflicts or perceived conflicts and to detract from the Firm’s client investment focus. Trading on the basis of actual or possible material non-public information i.e. inside information is strictly prohibited, as set out in the Firm’s Compliance Manual. The Firm encourages staff to adopt a medium to long-term investment strategy, as opposed to a short-term trading strategy.

Holding Periods

All employee acquisitions must be retained for a minimum period of 90 calendar days prior to any subsequent sale. Any disposal within a shorter period must specifically be approved by the Compliance Officer. This permission, if granted, will only occur in exceptional circumstances.

Third Party Managed Accounts

Pre-approval is not required for transactions in accounts managed by a professional adviser and over which the staff member exercises no discretion. While third party managed accounts must be approved by the Compliance Officer, the securities maintained by such accounts do not need to be reported on annual or quarterly holdings reports (see below).

In order for the Compliance Officer to confirm that an account is solely managed by a third party the staff member and professional adviser will provide an initial and periodic representations confirming the terms of the arrangement. The Compliance Officer reserves the right to, on a sample basis, request reports on transactions and/or holdings of third party managed accounts.

Code of Ethics

PERSONAL ACCOUNT REPORTING – INITIAL AND ANNUAL HOLDINGS REPORT

Staff must submit to the Compliance Officer an initial holdings report of all securities and private investments at the commencement of employment.

The initial report must:

•	Be submitted no later than 10 days after becoming a member of staff;

•	Be current and include information accurate within 45 days of the report date; and

•	Contain the following information:

•	The title and type of security and, as applicable, the exchange ticker symbol or CUSIP number,

•	Number of shares, and principal amount of each reportable security in each covered account;

•	The name of any broker, dealer or bank in which a covered account is maintained; and

•	The date the staff member submits the holdings report.

The Compliance Officer has the responsibility to ensure receipt of all holdings reports. The Compliance Officer reviews such reports to determine that staff trades are consistent with the Firm’s policies and do not otherwise indicate improper trading activities.

PERSONAL ACCOUNT REPORTING – QUARTERLY TRANSACTION REPORTS

In addition to holdings reports, every member of staff must submit a quarterly transaction report to the Compliance Officer.

The report must include all securities transactions that were undertaken, including the following information:

•	The date of the transaction, the title, and as applicable the exchange ticker symbol or CUSIP number, interest rate and maturity date, number of shares, and principal amount of each reportable security involved;

•	The nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);

•	The price of the security at which the transaction was effected;

•	The name of the broker, dealer or bank with or through which the transaction was effected; and

•	The date the Access Person submits the report.

Each staff member must submit the quarterly transaction report no later than 30 days after each calendar quarter, regardless of whether the staff member undertook any transactions during the quarter.

The Compliance Officer reviews such reports to confirm that staff trades are consistent with the Firm’s policies and do not otherwise indicate improper trading activities.

Quarterly transaction reports are not required regarding transactions undertaken:

•	In an account over which the staff member has no direct or indirect influence or control, such as a third party managed account;

•	Pursuant to an automatic investment plan (Note: The establishment of an automatic investment plan must be pre-cleared); or

•	Due to the reinvestment of cash dividends resulting from securities already owned under a dividend reinvestment program.

Code of Ethics

EXEMPTIONS

Any member of staff seeking an exemption from these reporting requirements for a specific account must do so in writing to the Compliance Officer. In the unlikely case an exemption is granted the Compliance Officer reserves the right to periodically request holdings and/or transaction reports for the exempted account.

RESTRICTED LIST

The Compliance team maintains a list of securities that may not be traded by Brickwood or personally by staff (the “Restricted List”). A security may be placed on the Restricted List for a variety of reasons including, but not limited to:

•	The security is currently in a client portfolio and personal trading may present a conflict;

•	The Firm is in possession of material non-public information i.e. inside information;

•	The Firm is party to terms of a nondisclosure or other agreement that restricts trading in the security;

•	Trading a security not held in a client portfolio that may present a conflict of interest; or

•	The Compliance team has determined it necessary to do so.

The Compliance team is responsible for maintaining the Restricted List and periodically reviewing trading records to confirm that no trading in Restricted List securities has occurred.

Gifts

Staff should always conduct themselves in such a manner as to avoid the appearance of a potential conflict. Staff should not, directly or indirectly, offer or accept a gift of more than a nominal value from any person or company in relation to their employment with Brickwood. Even gifts of nominal value may raise special concerns for persons associated with pension plan sponsors, including state, municipal and other governmental plans. Any gifts to persons known to be affiliated with such plans must be pre-approved in writing by the Compliance Officer.

A “gift” is anything of value, given or received, where there is no business communication involved in its enjoyment. Examples of gifts include, but are not limited to, tickets to events, lodging and travel expenses, golf clubs, wine, prizes received from raffles or drawings, and perishable items such as food. It may also include other items given in recognition of a life event such as a wedding, anniversary or birthday. The offering or receipt of cash gifts or cash equivalents, such as gift cards, is strictly prohibited.

Gifts should only be offered or accepted when they are clearly reasonable under the relationship’s circumstances. Staff should only accept gifts if there is a true belief that there is no attempt to influence the staff member’s judgment, and the gift does not bring feelings of indebtedness or obligation.

All members of staff are required to obtain pre-approval from the Compliance Officer for any gifts offered or received that is likely to be valued over the amount of £100.

Employees may not accept gifts, either individually or in the aggregate from a business contact over any twelve-month period, having a value greater than £250. Gifts from multiple business contacts working for the same organisation must be aggregated for purposes of calculating these thresholds. In the event a gift is received above this value it must be immediately reported to the Compliance Officer who will determine whether or not the gift needs to be returned or donated to charity.

All political donations are strictly prohibited. Giving gifts to government officials (including, but not limited to, employees of sovereign wealth funds) or their family members is strictly prohibited.

Code of Ethics

When making charitable donations in a business context the spirit of this policy must be observed, that is the charitable donation must be for charitable purposes and not designed to induce any party to do business. All charitable donations require the prior approval of the Board.

All members of staff are required to obtain pre-approval from the Compliance Officer for any entertainment offered or received that is likely to be valued over the amount of £250 per head. If the expected cost per head was less than £250 but after the event the estimated cost per head was greater than £250, a report must be submitted to the Chief Compliance Officer showing the estimated cost of the entertainment. and the reason prior approval was not sought.

Where a business contact or multiple business contacts working for the same organisation have provided entertainment in excess of £500 per calendar year to an employee, the Chief Compliance Officer must be consulted before any further entertainment from the business contact is accepted. Please also refer to Brickwood Gifts, Entertainment and Anti-bribery policy for additional information.

Outside Business Activities

While Brickwood encourages staff to participate in and provide leadership to community, charitable, and professional activities, prior to engaging in any outside business activity, staff members must obtain written approval from the Compliance Officer. This includes all positions, especially if such activities are appointments as a director, officer, outside employment and/or offer compensation.

Generally, staff may not serve as an executive officer or director or trustee of any business entity with which the Firm conducts business or in whose securities the Firm may invest. Any exceptions will be approved by the Compliance Officer. Staff must disclose to the Firm in writing all benefits, including monetary compensation, that they receive for outside business activities. The Compliance team maintains records of all outside business activities and their approval.

Code of Ethics

Anti-Bribery

It is the Firm’s policy that no member of staff may provide anything of value to a government official or candidate for office, whether domestic or foreign, in the hopes of securing an improper advantage in the furtherance of business relationships or the obtainment of investment advisory contracts. Any staff member found in violation of the Firm’s anti-bribery policy will be subject to disciplinary action, up to and including termination.

THE FCPA

The U.S. Foreign Corrupt Practices Act of 1977, as amended ("FCPA"), makes it illegal for members of staff to make payments or provide anything of value to foreign government officials to assist the Firm in obtaining or retaining business. The FCPA applies to any officer or employee of a foreign government and to those acting on the foreign government’s behalf. Thus, the act covers corrupt payments to low-ranking employees and high-level officials alike. Giving gifts to government officials (including, but not limited to, employees of sovereign wealth funds) or their family members is strictly prohibited.

POLITICAL CONTRIBUTIONS

Rule 206(4)-5 of the Advisers Act (the “pay-to-play rule”) prohibits the Firm from providing advisory services for compensation to a government client for two years after the Firm or its staff contribute to certain elected officials or candidates. This generally includes contributions made by a staff member’s spouse, domestic partner, minor children and any other immediate family members sharing the staff member’s household.

Pay-to-play refers to arrangements by which an investment adviser directs political contributions to a candidate who has the ability, either directly or through appointment, to influence the investment adviser selection process to manage a government account. The SEC prohibits investments advisers from engaging in pay-to-play activities.

Brickwood requires that all political contributions be made in compliance with the pay-to-play rule. This includes contributions to:

•	a candidate for state or local political office;

•	a candidate running for federal office who currently holds a state or local political officer; and

•	a political party or political action committee (“PAC”)2 that may contribute to such campaigns.

Contribution is broadly defined and means anything of value, which includes, but is not limited to payments, gifts, loans, paid participation in fundraisers (e.g. tickets to a dinner), and transition expenses.

The pay-to-play rule requires an investment adviser to look back two years at the political contributions of certain new members of staff. For those who will be involved in the solicitation of clients and investors of the Firm, the look back is two years. For certain other members of staff, not involved in soliciting clients or investors, the look back required by the SEC is a shorter period of six months.

Brickwood has taken the position that upon joining the Firm, all staff will complete a political contributions disclosure form based on the more stringent requirement of two years.

All political donations and/or contributions are strictly prohibited.

A PAC is a group formed (as by an industry or an issue-oriented organization) to raise and contribute money to the campaigns of candidates likely to advance the group’s interests.